UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On November 10, 2022, Wix.com Ltd. (NASDAQ: WIX) (the “Company”) issued a press release titled “Wix Reports Third Quarter 2022 Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022
WIX.COM LTD.
By: /s/ Naama Kaenan
Name: Naama Kaenan
Title: General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated November 10, 2022 titled “Wix Reports Third Quarter 2022 Results”.

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